Sentinel Brokers Company, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditors' Report Thereon

For the Year-Ended December 31, 2024

Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of **Sentinel Brokers Company, Inc.**:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Sentinel Brokers Company, Inc.** (the "Company") as of December 31, 2024, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Computation of Aggregated Indebtedness and Supplemental Schedules Required by Rule 17a-5 Statement Related to Exemptive Provision (Possession and Control) as of December 31, 2024 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Computation of Aggregated Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission and Supplemental Schedules Required by Rule 17a-5 Statement Related to Exemptive Provision (Possession and Control) as of December 31, 2024 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as **Sentinel Brokers Company, Inc.'s** auditor since 2018.
Coral Springs, Florida
March 31, 2025

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Sentinel Brokers Company, Inc.
Statement of Financial Condition
As of December 31, 2024

ASSETS		
Current assets:		
Cash and cash equivalents	$	2,500,555
Commissions receivable		446,759
Marketable securities at fair value		2,852,321
Prepaid expenses and other current assets		36,512
Total current assets		5,836,147
Property, plant and equipment, net		1,835
Total assets	$	5,837,982
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and other accrued liabilities	$	318,273
Accrued payroll		72,695
Due to related parties		528,639
Margin loan payable		3,295,474
Promissory note, related party		386,569
Total current liabilities		4,601,650
COMMITMENTS AND CONTINGENCIES (Note 5)		
Stockholders' equity		
Common stock, 1,000 shares authorized, 283 shares issued and outstanding (100 on December 31, 2024)		-
Preferred stock (no series), $0.00 par, 985 shares authorized, 0 shares issued and outstanding on December 31, 2024		-
Series A Preferred stock, $0.00 par value; 15 shares authorized, 14 shares issued and outstanding on December 31, 2024		1,364,412
Additional paid-in capital		2,846,447
Accumulated deficit		(2,974,527)
Total stockholders' equity		1,236,332
Total liabilities and stockholders' equity	$	5,837,982

The accompanying notes are an integral part of this financial statement.


Sentinel Brokers Company, Inc.
Statement of Operations
For the Year Ended December 31, 2024


Revenue:		
Riskless principal net trading gains	$	880,602
Proprietary net trading gains		724,112
Commissions		91,614
Total revenue		1,696,328
Costs and expenses:		
Payroll and related costs		1,235,067
Trade clearing costs		411,712
Dues and subscriptions		105,474
Other operating expenses		93,936
Professional Fees		87,147
Depreciation		1,832
Total costs and expenses		1,935,168
Operating loss		(238,840)
Other income (expense):		
Interest income		26,630
Other income		5,010
Interest expense		(26,462)
Loss from operations before income taxes		(233,662)
Income tax expense		(8,260)
Net loss	$	(241,922)


The accompanying notes are an integral part of this financial statement.


Sentinel Brokers Company, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash flows from operating activities:		
Net loss	$	(241,922)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		1,832
(Decrease) increase in asset		
Commissions receivable		(385,399)
Prepaid expenses and other current assets		(10,526)
Marketable securities		(2,768,766)
(Increase) decrease in liabilities:		
Accounts payable and other current liabilities		10,472
Due to related parties		233,211
Margin loan payable		3,247,194
Accrued payroll		(10,932)
Net cash provided by operating activities		75,164
Cash flows from financing activities:		
Proceeds from issuance of long term debt		367,508
Net cash provided by financing activities		367,508
Net increase in cash		442,672
Cash and cash equivalents at beginning of year		2,057,883
Cash and cash equivalents at end of year	$	2,500,555

Supplemental Disclosure of Cash Flow Information

Supplemental cash flow information for the year ended December 31, 2024:

Cash paid for interest	$	26,061
Cash paid for taxes	$	8,260
Non-cash Financing Activities		
Issuance of common stock for debt conversion	$	1,281,723

The accompanying notes are an integral part of this financial statement.

Sentinel Brokers Company, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2024

| | Common Stock | | Series A Preferred Stock | | Additional Paid-in | Accumulated | |
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2023	100	$ -	14.00	$1,364,412	$ 1,564,724	$ (2,732,605)	$ 196,531
Issuance of common stock for debt conversion	183	-	-	-	1,281,723	-	1,281,723
Net loss	-	-	-	-	-	(241,922)	(241,922)
Balance, December 31, 2024	283	$ -	14.00	$1,364,412	$ 2,846,447	$ (2,974,527)	$1,236,332

The accompanying notes are an integral part of this financial statement.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Organization

    Sentinel Brokers Company, Inc. (the "Company") began business on January 1, 1996. The Company is primarily engaged in acting as an intermediary facilitating the trading of Municipal Bonds and Preferred Stocks between institutions. The Company has no retail customer base. The Company is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities Exchange Commission. The Company, as a non-clearing broker, does not handle customers' funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2024.

    Basis of Presentation

    The accompanying financial statements have been prepared on the accrual basis of accounting, conforming to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standard Board ("FASB").

    Accounts and Commissions Receivable

    The Company extends credit to its customers in the normal course of business. The Company performs ongoing credit evaluations and generally does not require collateral. Payment terms are generally 30 days. The Company carries its trade accounts receivable at invoice amounts less an allowance for credit losses. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for credit losses based upon management's estimates that include a review of the history of past write-offs and collections and an analysis of current credit conditions. In estimating expected losses in the accounts receivable portfolio, customer-specific financial data and macro-economic assumptions are utilized to project losses over a reasonable and supportable forecast period. Assumptions and judgment are applied to measure amounts and timing of expected future cash flows, collateral values and other factors used to determine the customers' abilities to pay.

    Allowance For Credit Losses

    ASC Topic 326 which requires an allowance for credit losses to be deducted from the amortized cost basis of financial assets to present the net carrying value at the amount that is expected to be collected over the contractual term of the asset considering relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. In estimating expected losses on accounts and commissions receivable, borrower-specific financial data and macro-economic assumptions are utilized to project losses over a reasonable and supportable forecast period. Assumptions and judgment are applied to measure amounts and timing of expected future cash flows, collateral values and other factors used to determine the borrowers' abilities to repay obligations. After the forecast period, the Company utilizes longer-term historical loss experience to estimate losses over the remaining contractual life. As of December 31, 2024, an allowance for credit losses in the amount of $38,866 has been recorded against a receivable from an officer of the Company.

    Revenue Recognition

    The provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification *ASC Topic 606, Revenue from Contracts with Customers ("Topic 606")*, using the modified, cumulative-effect approach wherein the guidance is applied only to existing contracts as of the date of initial application and to new contracts entered into thereafter. The new standard outlines a single comprehensive model for entities to depict the transfer of goods or services to customers in amounts that reflect the payment to which the company expects to be entitled in exchange for those goods or services.

Commissions

The Company has adopted *ASC Topic 606, Revenue from Contracts with Customers ("Topic 606").* The Company buys and sells bond and equity securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counter party and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified and the pricing is agreed upon.

Proprietary net trading gains and losses

Proprietary securities transactions in trades are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on the trade date basis. The net trading gain / (loss) is recorded under revenue in accordance with ASC Topic 940, Financial Services-Brokers and Dealers, since it is not within scope of the new revenue recognition guidance ASC 606 "Revenue from Contracts with Customers".

Riskless principal trading gains and losses

The Company generates revenue on a riskless principal transaction basis or municipal bond trades. The Company records this revenue on a trade date basis as securities transactions occur and are posted to Company ledgers monthly when the clearing broker remits its monthly statements. The net trading gain / (loss) is recorded under revenue in accordance with ASC Topic 940, Financial Services-Brokers and Dealers, since it is not within scope of the new revenue recognition guidance ASC 606 "Revenue from Contracts with Customers.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are recorded at cost. Depreciation is recorded on a straight-line basis and accelerated basis over the estimated useful life of the related assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the economic life of the improvements or the term of the lease.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalent and marketable securities. The Company maintains cash balances with a commercial bank and cash, money market funds and securities with a brokerage firm. At times amounts with the bank exceeded Federal Deposit Insurance Corporation limits. As of December 31, 2024, the Company has approximately $445,000 cash in excess of FDIC limit. The cash at the brokerage firm are covered up to Securities Investor Protection Corporation ("SIPC") limits. As of December 31, 2024, the Company has approximately $2,027,000 cash in excess of SIPC limits. In addition, the Company as approximately $3,102,000 of marketable securities in excess of SIPC limits.

The responsibility for processing customer activity from January 1, 2024 through December 17,2024 rests with Hilltop Securities, Inc. ("Hilltop"), and from December 18, 2024 through December 31, 2024 rests with Apex Clearing Corporation ("Apex"). The Company's clearing and execution agreement provides that Hilltop's or Apex's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Hilltop/Apex records customer transactions on a settlement date basis, which is generally two business days after the trade date. Hilltop/Apex is therefore exposed to risk and loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case Hilltop/Apex may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Hilltop/Apex is charged back to the Company.

The Company, in conjunction with Hilltop/Apex, controls off-balance-sheet risk by monitoring the market value and marketing securities to market on a daily basis and by requiring adjustments of collateral levels. Hilltop/Apex establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Estimates

Management of the Company uses estimates and assumptions in preparing financial statement in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses and expenses. Actual results could vary from the estimates management uses.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, purchased with original maturities of less than three months that are not held for sale in the ordinary course of business. No cash balances subject to withdrawal restrictions or held as compensating balance.

Margin loan payable

As of December 31, 2024, the Company has a margin loan agreement with Apex Clearing Corp., which is used to finance additional investments in equity securities. The margin loan bears an annual interest rate of 9.7% at December 31, 2024. The loan is collateralized by the securities purchased. As of December 31, 2024, the outstanding principal balance on the margin loan is $3,295,474. This liability is presented under "Current Liabilities" on the balance sheet.

Interest expenses related to the margin loan for the year ending December 31, 2024, totaled $1,838 which is included in the interest expense as presented in the statement of operations. The margin loan increases our exposure to financial market volatility and may impact our liquidity under adverse conditions. The Company actively monitors market conditions and the value of collateral securities to manage risks associated with margin calls. If the market value of the securities falls below a predetermined threshold, the Company is prepared to either provide additional capital or liquidate certain positions to cover the shortfall. The fair value of the margin loan closely approximates its carrying value due to its floating interest rate, which resets regularly based on current market conditions.

Income Taxes

Effective May 12, 2021, the Company elected to be taxed as an "C" Corporation for federal and state income tax purposes. The Company is subject to federal and state income taxes. The Company accounts for income taxes under the provisions of ASC 740, "Accounting for Income Taxes," which requires the Company to recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the current enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

In accordance with ASC 740, Accounting for Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. The Company recognizes the accrual of any interest and penalties to recognized tax benefits in income tax expense. At December 31, 2024 the Company did not have any unrecognized tax benefits or liabilities. No interest or penalties were recognized during the period. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

2. **FAIR VALUE**

FASB ASC 820 Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

● Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets.

● Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

● Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Fair value is a market-based measure considered from the perspective of a market participant rather than an equity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bonds, or single-name credit default swap spread and recovery rates as significant inputs. Municipal bonds are generally categorized in level 2 of the fair value hierarchy.

Assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Exchange-Trading Equity Securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy, otherwise, they are in level 2 of the fair value hierarchy.

Exchange-Traded Equity Securities – Securities on Margin Loan Securities on margin loan are securities sold which are borrowed from the clearing broker (Hilltop). Generally valued based on quoted prices from the exchange. To the extent these securities are actively traded valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy, otherwise, they are in level 2 of the fair value hierarchy.

The following table presents information about the Company's financial assets and liabilities measured at fair value as of December 31, 2024

	Level 1	Level 2	Level 3	Total
Exchange-Traded Equity Securities Marketable Securities	$ 2,852,321	$ -	$ -	$ 2,852,321
Total Exchange-Traded Equity Securities, net	$2,852,321	$-	$-	$2,852,321

The following tables shows the Company's net unrealized (loss) gain recognized during the year on marketable securities as of December 31, 2024:

Net gains (losses) recognized during the year on marketable securities	$ 1,214,049
Less: Net gains (losses) realized during the year on marketable securities sold during the period	(489,937)
Net unrealized gain (loss) recognized during the reporting year on marketable securities still held at the reporting date	$ 724,112

3. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Hilltop/Apex. Hilltop/Apex carries all of the accounts of such customers and maintains and preserves such books and records.

4. **NET CAPITAL REQUIREMENT**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c-3 -1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2024, the Company had net capital of $876,666 which was $569,889 in excess of its required net capital of $306,777. The Company had an approximate percentage indebtedness to net capital of 525% as of December 31, 2024.

5. **COMMITMENTS AND CONTENGICIES**

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

6. RELATED PARTY DEBT

On May 13, 2021, and later amended in April 2022, the Company entered into a revolving credit promissory note ("Revolving Note") with Sentinel Brokers, LLC, a related party, secured by all assets of the Company. The revolving note has an aggregate principal balance up to $3,000,000, to be funded at request of the Company and incurs interest at a rate of 6.65%, payable in areas until the principal is paid in full at the maturity date of May 13, 2023. This revolving credit promissory note was later replaced by two promissory notes. The first promissory note ("Note 1") was dated March 9, 2022 in the amount of $150,000 with interest at 8% per annum, maturing on March 9, 2024. The outstanding principal and interest as of December 31, 2023 was $150,000 and $3,067, respectively. The second promissory note ("Note 2") was dated June 17, 2022 in the amount of $124,723 with interest at 8% per annum, maturing on June 17, 2024. The outstanding principal and interest as of December 31, 2023 was $124,723 and $2,550, respectively. On February 27, 2024, $278,203 of the outstanding balance on the revolving line of credit, related party was converted to 39.74 shares of the Company's common stock at approximately $7,000 per share.

On October 20, 2022 the Company entered into a promissory note ("Promissory Note") with Sentinel Brokers, LLC, a related party, secured by all assets of the Company. The promissory note has an aggregate principal balance up to $1,000,000, and interest at 8% per annum. The promissory note is due on demand and if no demand is made, all principal and unaccrued interest is due April 20, 2023, later amended to extend the maturity date to July 17, 2024. As of December 31, 2023 and there was $1,000,000 of principal and approximately $20,000 of unpaid interest outstanding. On January 22, 2024, the Board of Directors of the Company voted to convert $1,003,520 of the promissory note, related party owed to Sentinel Brokers, LLC. into 143.36 shares of common stock of the Company at approximately $7,000 per share.

On June 27, 2024 the Company entered into a on demand promissory note ("Demand Note") American Pacific Financial, a related party, secured by all assets of the Company. The Demand Note has an initial principal balance of $367,508, and interest at the Wall Street Journal Prime Rate plus 2% per annum (9.5% at December 31, 2024), and matures on June 27, 2025. The Demand Note calls for monthly payments of accrued interest due on the 1st day of each calendar month commencing August 1, 2024. The Company will pay the remaining funded unpaid principal balance, plus any unpaid interest and fees then outstanding under this Demand Note. The outstanding balance at December 31, 2024 is $386,569 inclusive of $19,462 of unpaid interest.

There are certain general and administrative costs incurred by DSS, a related party, on behalf of the Company which are passed through to the Company on a monthly basis. These costs consist of primarily payroll costs for certain DSS employees and are allocated based on estimated time spent on behalf of the Company. These costs are approximately $17,600 per month. As of December 31, 2024, the Company incurred approximately $212,000 in related expenses.

7. EQUITY

On January 22, 2024, the Company amended its Certificate of Incorporation to increase the total number of authorized shares the Corporation shall have the authority to issue by amending the number of authorized shares of common stock from 200 shares to 1,000 shares of common stock. Therefore, the Company will have 2,000 shares of capital stock, of which 1,000 shares are designated as common stock, no par value and 1,000 shares are designated Preferred Stock, with no par value, of which 15 shares are designated Series A Preferred Stock.

On January 22, 2024, the Board of Directors of the Company voted to convert $1,003,520 of the promissory note, related party owed to Sentinel Brokers, LLC. into 143.36 shares of common stock of the Company at approximately $7,000 per share. On February 27, 2024, $278,203 of the outstanding balance on the revolving line of credit, related party was converted to 39.74 shares of the Company's common stock at approximately $7,000 per share.

8. **INCOME TAXES**

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets are reduced, if deemed necessary, by a valuation allowance for the amount of tax benefits which are not expected to be realized.

The following is a summary of the components giving rise to the income tax provision (benefit) for the year ended December 31, 2024:

The expense for income taxes consists of the following:

Current:		
Federal	$	-
State		8,260
Total		8,260
Deferred:		
Federal	$	-
State		-
Total		-
Total Tax Expense	$	8,260

Individual components of deferred tax assets and liabilities are as follows:

Deferred Income Tax Assets		
A/R allowance	$	9,851
Unrealized gain/loss		115,233
Net operating loss & other carryforwards		496,639
Gross deferred tax assets		621,723
Less: valuation allowance		(621,258)
Net deferred tax assets	$	465
Deferred Tax Liabilities:		
Fixed assets	$	(465)
Total non-current deferred		(465)
Net deferred income tax assets	$	-

The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the year ended December 31, 2024 the Company recognized no interest and penalties. The valuation allowance for deferred tax assets increased approximately $86,000 for the year ended December 31, 2024.

At December 31, 2024, the Company has $1,959,101 in federal net operating loss carryforwards ("NOLs"), available to reduce future taxable income. Under the provisions of the Internal Revenue Code, the net operating losses are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities.

The Company files income tax returns in the U.S. federal jurisdiction and various states. The tax years 2021-2024 generally remain open to examination by major taxing jurisdictions to which the Company is subject.

9. RELATED PARTY TRANSACTIONS

On May 13, 2021, and later amended in April 2022, the Company entered into a revolving credit promissory note ("Revolving Note") with Sentinel Brokers, LLC, a related party, secured by all assets of the Company. The revolving note has an aggregate principal balance up to $3,000,000, to be funded at request of the Company and incurs interest at a rate of 6.65%, payable in areas until the principal is paid in full at the maturity date of May 13, 2023. This revolving credit promissory note was later replaced by two promissory notes. The first promissory note ("Note 1") was dated March 9, 2022 in the amount of $150,000 with interest at 8% per annum, maturing on March 9, 2024. The outstanding principal and interest as of December 31, 2023 was $150,000 and $3,067, respectively. The second promissory note ("Note 2") was dated June 17, 2022 in the amount of $124,723 with interest at 8% per annum, maturing on June 17, 2024. The outstanding principal and interest as of December 31, 2023 was $124,723 and $2,550, respectively. On February 27, 2024, $278,203 of the outstanding balance on the revolving line of credit, related party was converted to 39.74 shares of the Company's common stock.

On October 20, 2022 the Company entered into a promissory note ("Promissory Note") with Sentinel Brokers, LLC, a related party, secured by all assets of the Company. The promissory note has an aggregate principal balance up to $1,000,000, and interest at 8% per annum. The promissory note is due on demand and if no demand is made, all principal and unaccrued interest is due April 20, 2023, later amended to extend the maturity date to July 17, 2024. As of December 31, 2023 and there was $1,000,000 of principal and approximately $20,000 of unpaid interest outstanding. On January 22, 2024, the Board of Directors of the Company voted to convert $1,003,520 of the promissory note, related party owed to Sentinel Brokers, LLC. into 143.36 shares of common stock of the Company.

DSS, Inc., the majority shareholder of the Company via its subsidiary, DSS Securities, Inc., periodically throughout 2024 paid certain payroll and benefits related cost, and other general and administrative charges costs of the Company. As of December 31, 2024, the Company recorded a liability of $528,639 which is included in Due to related parties on the accompanying balance sheet as of December 31, 2024. As of December 31, 2024, the Company incurred $182,271 in related expenses.

On June 27, 2024 the Company entered into a on demand promissory note ("Demand Note") American Pacific Financial, a related party, secured by all assets of the Company. The Demand Note has an initial principal balance of $367,107, and interest at the Wall Street Journal Prime Rate plus 2% per annum (9.5% at December 31, 2024), and matures on June 27, 2025. The Demand Note calls for monthly payments of accrued interest due on the 1st day of each calendar month commencing August 1, 2024. The Company will pay the remaining funded unpaid principal balance, plus any unpaid interest and fees then outstanding under this Demand Note. The outstanding balance at December 31,2024 is $386,569 inclusive of $19,462 of unpaid interest.

10. SEGMENT REPORTING

In November 2023, the FASB issued ASU No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures". The amendments improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The ASU is effective for annual reporting periods beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024 with early adoption permitted and can be applied on either a prospective or retroactive basis. The Company does not believe the adoption of this guidance will have a material effect on its Consolidated Financial Statements and segment disclosures.

The Company is engaged in a single line of business as a securities broker-dealer and agent in selling securities in private placements. The Company has identified its president as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived all of its revenue from three external customers in 2024,

The Company's segment revenue and expenses are in line with what is in the Company's statement of income and includes all significant categories that are provided to the CODM for review. Also, the segment assets are the same as those reported in the Company's statements of financial condition.

11. SUBSEQUENT EVENTS

The Company has evaluated all subsequent events and transactions through March 31, 2025, the date that the financial statements were available to be issued and noted no subsequent events requiring financial statement recognition or disclosure other than the following:

On January 2, 2025, the Company entered into a promissory note ("DSS Note") with DSS, Inc., a related party, in the amount of $463,993. The DSS Note contains an interest rate at the Wall Street Journal prime rate plus 1% per annum. The DSS Note is due on demand and if no demand is made, all principal and unaccrued interest is due January 2, 2027.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2024

Sentinel Brokers Company, Inc.
Supplemental Schedules Required by Rule 17a-5
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Computation of Aggregated Indebtedness
As of and for the year ended December 31, 2024

Computation of Net Capital

Total Stockholders' equity:		$	1,236,332
Deduct ownership equity not allowable for Net Capital			-
Total capital and allowable subordinated liabilities			1,236,332
DEDUCT:			
Non-allowable asset - property, plant and equipment, net	1,835		
Non-allowable asset - prepaid expenses and other current assets	36,512		
Other (deductions) and/or charges			(38,347)
Net Capital before haircuts on securities positions		$	1,197,985
Haircuts on securities (computed where applicable pursuant to 15c3-1(f))		$	(437,827)
Net Capital		$	760,158

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	306,777
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed	$	100,000
Net capital requirement (greater of line 18 or 19)	$	306,777
Excess net capital	$	453,921
Net capital less greater of 10% of total aggregate indebtedness or 120% of line 19	$	300,533

Computation of Aggregate Indebtedness

Current liabilities from Balance Sheet	4,601,650
Total aggregate indebtedness	4,601,650
Percentage of aggregate indebtedness to net capital	604.92%
Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)	0.00%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA amended focus report filed on March 28, 2025.

Sentinel Brokers Company, Inc.
Supplemental Schedules Required by Rule 17a-5
Statement Related to Exemptive Reserve Requirement and Information for Possession or Control
Requirements under Rule 15c3-3
As of and for the year ended December 31, 2024

Computation for the Determination of the Reserve Information Relating to Possession or Control Requirements and Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis and is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements. The name of the clearing firm is Hilltop Securities and Apex Clearing Corporation.

<u>REPORT ON SIPC ASSESSMENT RECONCILIATION</u>

For the year ended December 31, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

AMENDED GENERALASSESSMENT FORM
For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:
MEMBER NAME *SEC No.*
SENTINEL BROKERS COMPANY INC 8-49005
For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$1,870,094.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.	$38,281.00	
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions.**		$38,281.00
3		Add lines 1 and 2h		$1,908,375.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		$192,391.00
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		

REPORT ON SIPC ASSESSMENT RECONCILIATION (continued)
For the year ended December 31, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

AMENDED GENERAL ASSESSMENT FORM
For the fiscal year ended 12/31/2024

Deductions in excess of $100,000 require documentation

5	**a**	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income			
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)			
	c	Enter the greater of line 5a or 5b		$0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions.**			$192,391.00
7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$1,715,984.00
8		Multiply line 7 by .0015. This is your **General Assessment**.			$2,573.00
9		Current overpayment/credit balance, if any			$0.00
10		General assessment from last filed 2024 SIPC-7 or 7A		$2,662.00	2,662
11	**a**	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$999.00		
	b	Overpayment(s) applied on all 2024 SIPC-7 and 7A(s)	$0.00		
	c	Any other overpayments applied	$0.00		
	d	All payments applied for 2024 SIPC-6 and 6A(s)	$362.00		
	e	All payments applied for 2024 SIPC-7 and 7A(s) Add	$1,301.00		
	f	lines 11a through 11e		$2,662.00	
12		**LESSER** of line 10 or 11d.			$2,662.00
13	**a**	Amount from line 8	$2,573.00		
	b	Amount from line 9	$0.00		
	c	Amount from line 12	$2,662.00		
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			($89.00)
14		Interest (see instructions) for 16 days late at 20% per annum			$0.00
15		**Amount you owe SIPC.** Add lines 13d and 14.			$0.00
16		Overpayment/credit carried forward (if applicable)			($89.00)

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-49005	DEA: FINRA	2024	Dec
MEMBER NAME	SENTINEL BROKERS COMPANY INC		
MAILING ADDRESS	102 XANADU PLACE JUPITER, FL 33477		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

SENTINEL BROKERS COMPANY INC	JOSEPH MATHEW LAWLESS
(Name of SIPC Member)	(Authorized Signatory)
3/21/2025	jlawless@sentinelbrokers.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.





ASSURANCE DIMENSIONS

An AbitOs Company

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Stockholder of **Sentinel Brokers Company, Inc.:**

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of **Sentinel Brokers Company, Inc.** (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no material differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no material differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Assurance Dimensions

Assurance Dimensions
Coral Springs, Florida
March 31, 2025

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AbitOs Advisors, LLC ("AbitOs Advisors"), provide professional services. AD LLC and AbitOs Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AbitOs Advisors provide tax and business consulting services to their clients. AbitOs Advisors, and its subsidiary entities are not licensed CPA firms.





ASSURANCE DIMENSIONS

An AbitOs Company

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Stockholders
of **Sentinel Brokers Company, Inc.:**

We have reviewed management's statements, included in the accompanying exemption report, in which (1) **Sentinel Brokers Company, Inc.** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **Sentinel Brokers Company, Inc.** claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (exemption provisions) and (2) **Sentinel Brokers Company, Inc.** stated that **Sentinel Brokers Company, Inc.** met the identified exemption provisions throughout the most recent fiscal year without exception. **Sentinel Brokers Company, Inc.'s** management is responsible for compliance with the exemption provisions and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to **Sentinel Brokers Company, Inc.**; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sentinel Brokers Company, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Sentinel Brokers Company, Inc.'s** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Assurance Dimensions

Assurance Dimensions, LLC
Coral Springs, Florida
March 31, 2025

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary entities McNamara and Associates, LLC (referred together as "AD LLC") and AbitOs Advisors, LLC ("AbitOs Advisors"), provide professional services. AD LLC and AbitOs Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AbitOs Advisors provides tax and business consulting services to their clients. AbitOs Advisors, and its subsidiary entities are not licensed CPA firms.

Sentinel Brokers Company, Inc.

**Financial Statements and Supplemental
Schedules Required by the U.S. Securities
and Exchange Commission**

**For the Year-Ended December
31, 2024**

March 31, 2025

To Whom it May Concern:

Sentinel Brokers Company, lnc.'s; EXEMPTION REPORT
Sentinel Brokers Company, Inc. (the "Company") is a registered broker-dealer
subject to Rule 17a-5 promulgated by the Securities and Exchange Commission
(17 C.F.R., 240.17a-5, "Reports to be made by certain broker-dealers"). This
exemption report was made as required by 17 C.F.R., 240.17a-S(d) (1) and (4).
To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R., 240.15c3-3 under the provisions
   of 17 C.F.R, 240.15c3-3(k)(2)(ii):
2) The Company met the identified exemption provision in 17 C.F.R,
   240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without
   exception.

I, Joseph Lawless, swear that, to the best of my knowledge and belief: this
Exemption Report is true and correct.

_/s/ *Joseph Lawless*_____

Joseph Lawless, President